Exhibit 21.1
SUBSIDIARIES OF PAGERDUTY, INC.

Name of Subsidiary	Jurisdiction of Organization
PagerDuty, Pty Ltd.	Australia
PagerDuty, Ltd	United Kingdom
PagerDuty, Inc.	Canada